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                                                              EXHIBIT 99.(a)(8)

[LETTERHEAD OF COLUMBIA ENERGY GROUP(SM)]

 News Release

 For Immediate Release
 April 5, 1999                                                        CONTACTS:

                                                           Columbia Energy Group
                                                           ---------------------
                                                  R. A. Rankin, Jr. (News Media)
                                                                  (703) 561-6044
                                          Thomas L. Hughes (Financial Community)
                                                                  (703) 561-6001
                                                                National Propane
                                                                ----------------
                                                               R. Brooks Sherman
                                                                  (319) 365-1550



                  COLUMBIA PROPANE TO ACQUIRE NATIONAL PROPANE
                       FOR $12.00 IN CASH PER COMMON UNIT


     Richmond, VA and Cedar Rapids, IA, April 5, 1999 -- Columbia Propane Corporation (Columbia Propane), a subsidiary of Columbia Energy Group (NYSE:
CG), and National Propane Partners, L.P. (NYSE: NPL) announced today that they have signed a definitive purchase agreement whereby Columbia Propane will commence a tender offer to acquire all of the approximately 6.7 million outstanding common units of National Propane for $12.00 in cash per common unit.

     Subject to the terms and conditions of the agreement, Columbia Propane would also acquire the general partner interests and subordinated unit interests of National Propane from subsidiaries of Triarc Companies, Inc. (NYSE: TRY). Approximately $141 million of National Propane's outstanding indebtedness is expected to be refinanced by Columbia Propane in connection with the transaction.

     The proposed acquisition of National Propane would add more than 210,000 retail and wholesale customers in 24 states, extending Columbia Propane's presence from the Mid-Atlantic and Northeast to the Southeast, Midwest and Western regions of the United States. The combination would also result in Columbia Propane having more than 300,000 customers with operations in 35 states and the District of Columbia.

     "With today's announcement, Columbia Propane is aggressively executing part of the Group's nonregulated growth strategy," said Oliver G. Richard III, Chairman, President and CEO, Columbia Energy Group. "The National Propane acquisition gives Columbia Propane the opportunity to triple the size of its customer base, and rank among the leading propane companies in the United States."

                                   - more -
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Columbia
Energy
Group(SM)

     Ronald R. Rominiecki, President and Chief Operating Officer of National Propane, said: "The Columbia Propane transaction will significantly improve National Propane's growth prospects. At a significant premium to today's closing market price, the Columbia Propane acquisition is a very attractive transaction for our common unitholders which our Board fully supports."

     The Board of Directors of National Propane's managing general partner, acting on the recommendation of its Special Committee, has unanimously approved the Columbia Propane transaction and unanimously recommended that unitholders tender their common units pursuant to the offer. The Special Committee received an opinion of Lehman Brothers that, from a financial point of view, the consideration to be received by the common unitholders in the proposed transaction is fair to the common unitholders.

     The tender offer is the first step of a two-step cash transaction. In the second step, subject to the terms and conditions of the purchase agreement among the parties, Columbia Propane would indirectly acquire the general partnership interests and subordinated unit interests of National Propane from subsidiaries of Triarc and National Propane would merge into Columbia Propane, L.P.

     As part of the second step, any remaining common unitholders of National Propane would receive, in cash, the same per unit price as that paid to unitholders who tender their shares pursuant to the tender offer. Triarc would receive approximately $17.9 million for its acquired interests in National Propane - $2.1 million in cash and $15.8 million payable in the form of the forgiveness of indebtedness owed by Triarc to National Propane. Simultaneously, and as a condition of the closing, Triarc will prepay approximately $14.9 million of such indebtedness.

     The managing general partner of National Propane has also agreed to, among other things, execute a consent, as holder of all the subordinated units, to approve the merger and other transactions contemplated by the agreement.

     Columbia Propane, through its direct and indirect subsidiaries CP Holdings, Inc. and Columbia Propane, L.P., intends to commence its cash tender offer for all of the outstanding common units of National Propane at a price of $12.00 per unit, net to the seller in cash, beginning April 9, 1999. The offer for the common units will be subject to certain conditions, including there being validly tendered by the expiration date, and not withdrawn, at least a majority of the outstanding common units on a fully diluted basis.

     The offer will be made only upon and subject to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal.


                                   - more -
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Columbia
Energy
Group(SM)

     National Propane Partners, L.P. has operations concentrated in the Midwest, Northeast, Southeast and Western regions of the United States and serves over 210,000 active customers through its 155 full service centers. In 1998, National Propane sold more than 144 million gallons of propane.

     Columbia Propane has been a full-service propane supplier since 1941. Columbia Propane is an operating company of Columbia Energy Group. Columbia Energy Group, based in Herndon, VA, is one of the nation's leading energy services companies, with 1998 revenues of nearly $6.6 billion and assets of about $7 billion. Its operating companies are engaged in all phases of the natural gas businesses, including exploration and production, transmission, storage and distribution, as well as commodities marketing, energy management, propane sales and electric power generation, sales and trading.

                              - Notes to Follow -


NOTES TO PRESS RELEASE
----------------------

1. The statements in this press release that are not historical facts, including most importantly, information concerning possible or assumed future results of operations of National Propane and Columbia Propane and statements preceded by, followed by, or that include the words "may", "believes", "expects", "anticipates" or the negation thereof, or similar expressions, constitute "forward-looking statements." All statements which address events or developments that are expected or anticipated to occur in the future, including statements relating to the proposed transaction between Columbia Propane and National Propane, volume and revenue growth, or statements expressing general optimism about future operating results, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of National Propane or Columbia Propane to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For those statements, National Propane and Columbia Propane claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Furthermore, there can be no assurance that actual results of a combined entity will not differ materially due to various factors, many of which are beyond the control of Columbia Energy Group and Columbia Propane, including, but not limited to the supply and demand of propane. For additional risks and uncertainties, see National Propane's and Columbia's Securities and Exchange Commission Filings. National Propane and Columbia will not undertake and specifically decline any obligation to publicly release the result of any revisions to any forward-looking statements to reflect events or circumstances after the date of such statements to reflect events or circumstances after anticipated or unanticipated events.

2. There can be no assurances that the proposed acquisition of National Propane by Columbia Propane will be consummated.

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